------               U.S. SECURITIES &          ------------
          FORM 4              EXCHANGE COMMISSION         OMB APPROVAL
          ------            Washington, D.C.  20549       ------------

[ ]  Check this box if                            OMB Number       3235-0287
     no longer subject                            Expires:    April 30, 1997
     Section 16. Form 4                           Estimated average burden
     or Form 5 obliga-                            hours per response . . 0.5
     tions may continue.
     See Instruction 1(b).

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940
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1.   Name and Address of Reporting Person

          Merry      Pierce        Jr.
     ------------------------------------
         (Last)      (First)     (Middle)

             610 Scotts' Way
     ------------------------------------
                    (Street)

       Augusta         GA       30909
     ------------------------------------
         (City)      (State)   (ZIP)

2.   Issuer Name and Ticker or Trading Symbol

     Merry Land & Investment Company, Inc. (MRY)
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3.   IRS or Social Security Number of Reporting Person

     ###-##-####
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4.   Statement for Month/Year

     February 1997
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

         X      Director             10% Owner
     ---------            ---------
                Officer              Other
     ---------            ---------
     (give title below)   (specify below)
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     n/a

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                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned
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                                   3.           4.
                                   Transaction  Securities Acquired (A) or Disposed
                                   Code         of (D) (Instr. 3, 4 and 5)
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                                                                                     5. Amount of
                                                                                     Securities     6. Ownership   7. Nature of
                      2.                                                             Beneficially   Form: Direct      Indirect
                      Transaction                                                    Owned at End   (D) or
Beneficial
1.                    Date                                                           of Month       Indirect (I)      Ownership
Title of Security     (MM/DD/YY)    Code     V     Amount      (A) or (D)    Price   (Inst. 3 & 4)
(Instr. 4)        (Instr. 4)
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Common Stock          2/12/97        G       V      40,000    D<F1>        N/A<F1>    61,752
   D                --
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Common Stock          2/12/97        G       V      40,000    A<F1>        N/A<F1>    40,000
   I                Trust<F1>
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<F1> These shares were transfered by gift from the Reporting Person to himself as Trustee of a charitable remainder trust for the benefit of himself and his wife during their lives.

Reminder: Report on a separate line for each class of securities       Page 1
          beneficially owned directly or indirectly.                 SEC 1474
          (Print or Type Responses)                                   (3/91)

FORM 4 (continued)         Table II - Derivative Securities Acquired, Disposed of, or Beneficially
Owned                     Page 2
                                   (e.g. puts, calls, warrants, options, convertible securities)
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                             4.<F4>       5.<F5>       6.<F6>            7.<F7>
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                                                           Date   Expira-
                                                          Exer-     tion
1.<F1>   2.<F2>    3.<F3>      Code   V     (A)    (D)    cisable   Date      Title   Shares
8.<F8>  9.<F9>  10.<F10>  11.<F11>
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<F1>   Title of Derivative Security (Instr. 3)
<F2>   Conversion or Exercise of Price of Derivative Security
<F3>   Transaction Date (MM/DD/YY)
<F4>   Transaction Code (Instr. 8)
<F5>   Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
<F6>   Date Exercisable and Expiration Date (MM/DD/YY)
<F7>   Title and Amount of Underlying Securities (Instr. 3 and 4)
<F8>   Price of Derivative Security (Instr. 5)
<F9>   Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)
<F10>  Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
<F11>  Nature of Indirect Beneficial Ownership (Instr. 4)




              /s/                                    March 10, 1997
    -------------------------------              --------------------
          PIERCE MERRY, JR.                              Date
    **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                      Page 2
                                                                    SEC 1474
                                                                      (3/91)